Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of earnings to fixed charges (unaudited)

Prepared in accordance with IFRS

$ in millions	Successor	Predecessor	Pro forma	Successor	Predecessor
	Q1 2011	Q1 2010	Fiscal 2010	Q4 2010	9M 2010	Fiscal
						2009	2008	2007	2006
Fixed charges
Interest expense	74.8	7.1	301.2	75.5	21.4	43.2	59.4	65.8	66.9
Rental expense	4.4	4.2	17.0	4.5	12.6	19.8	18.4	17.9	16.7
Preference security dividend requirement	–	–	–	–	–	–	–	1.6	11.6

Total fixed charges	79.2	11.3	318.2	80.0	34.0	63.0	77.8	85.3	95.2

Earnings
Profit/(loss) before tax from continuing operations before share of profit or loss of associates	26.7	114.6	16.9	(303.8)	314.9	38.8	(6.0)	524.3	445.6
Fixed charges	79.2	11.3	318.2	80.0	34.0	63.0	77.8	85.3	95.2
Distributed earnings of associates	0.5	0.2	0.5	–	0.5	0.3	0.6	1.4	0.6
Preference security dividend requirement	–	–	–	–	–	–	–	(1.6)	(11.6)

Total earnings	106.4	126.1	335.6	(223.8)	349.4	102.1	72.4	609.4	529.8

Ratio of earnings to fixed charges	1.34	11.16	1.05	–	10.28	1.62	0.93	7.14	5.57

Dollar amount of deficiency(1)				(303.8)			(5.4)

(1)	The ratio of earnings to fixed charges has been calculated based on financial information prepared in accordance with IFRS. For the purpose of calculating this ratio, earnings consist of profit/(loss) before tax from continuing operations before our share of the profit or loss of associates, plus fixed charges and the distributed earnings of associates and less the preference security dividend requirement. Fixed charges consist of interest expense, including the amortization of debt issuance costs, an estimate of the interest within rental expense and, for Fiscal 2007 and Fiscal 2006, the preference security dividend requirements of consolidated subsidiaries.

(2)	Earnings were deficient to cover fixed charges by $303.8 million for Q4 2010 and by $5.4 million for Fiscal 2008. Earnings for Q4 2010 have been negatively impacted by charges related to the Acquisition, including:

•	the effect on cost of sales of the uplift to the carrying amount of inventory held by Tomkins on its acquisition by the Group of $144.2 million;

•	transaction costs of $78.2 million incurred in relation to the Acquisitions; and

•

a currency translation loss of $47.6 million on the acquisition of Tomkins due to the change in the rate of exchange between the pound sterling (in which the purchase consideration was denominated) and the US dollar (the functional currency of the acquiring entity), in the period between the effective date of the acquisition and the payment of the consideration to the former shareholders in Tomkins.

During Q4 2010, we also recognized a compensation expense in relation to share-based incentives of $72.4 million that was disproportionately high for the quarter due to the immediate vesting of certain awards.